SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                    Rochester & Pittsburgh Coal Company
        ------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                771333 10 1
        ------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                             Michael F. Nemser
                                CONSOL Inc.
                                Consol Plaza
                            1800 Washington Road
                         Pittsburgh, PA 15241-1421
                               (412) 831-4010
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          J. Michael Schell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                May 28, 1998
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )





                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          CONSOL Inc.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
     -----------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          CONSOL Energy Inc.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
     -----------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          E. I. du Pont de Nemours and Company

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
     -----------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          DuPont Energy Company

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
     -----------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Rheinbraun Aktiengesellschaft

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Koln, Germany
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
    ------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

     CUSIP No. 771333 10 1
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          RWE Aktiengesellschaft

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Essen, Germany
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      None
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       1,741,705
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          1,741,705
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,741,705
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
    ------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!




      This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D (the "Schedule 13D") filed by CONSOL Inc., a Delaware corporation ("CI"), and certain of its affiliates on June 8, 1998, in connection with the proposed merger (the "Merger") of CONSOL Commonwealth Inc., a Pennsylvania corporation ("Merger Sub") and an indirect wholly owned subsidiary of CONSOL Energy Inc., a Delaware corporation ("CEI"), with and into Rochester & Pittsburgh Coal Company, a Pennsylvania corporation (the "Company"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 28, 1998, among CI, a wholly owned subsidiary of CEI, Merger Sub, and the Company. As described below, in connection with the execution of the Merger Agreement, CI, Merger Sub and certain stockholders of the Company (the "Stockholders") have entered into a Stockholders Agreement, dated as of May 28, 1998 (the "Stockholders Agreement"), pursuant to which such stockholders have agreed, among other things, (i) to grant irrevocable proxies to CI in respect of all shares (the "Shares") of common stock, no par value, of the Company (the "Company Common Stock") owned by such Stockholders in connection with any matter (including, but not limited to, any proposed merger or other transaction) submitted to the stockholders of the Company for a vote (the "Irrevocable Proxies"), and (ii) to grant CI irrevocable options (the "Options") to purchase all Shares owned by such stockholders upon the terms and conditions set forth in the Stockholders Agreement. The Irrevocable Proxies and the Options have each been granted in respect of an aggregate of 1,741,705 shares of Company Common Stock. The Schedule 13D is hereby amended and restated as follows:

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Company Common Stock. The principal executive offices of the Company are located at 655 Church Street, Indiana, Pennsylvania 15701.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed jointly by CEI,CI, E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), DuPont Energy Company, a Delaware corporation and a wholly owned subsidiary of DuPont ("DuPont Energy"), Rheinbraun Aktiengesellschaft, a German stock corporation (Aktiengesellschaft) ("Rheinbraun"), and RWE
Aktiengesellschaft, a German stock corporation (Aktiengesellschaft)
("RWE").

      CEI is a diversified energy company which, through its subsidiaries, is active in the mining, production, transportation, and sale of coal and coalbed methane gas, and in the distribution of mining and industrial supplies. CI operates 26 coal mining complexes in the United States and Canada with a combined annual production of approximately 72.8 million tons. The principal offices of CEI are located at 300 Delaware Avenue, Wilmington, Delaware 19801 and the principal offices of CI are located at Consol Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241-1421.

      DuPont is a global chemical, energy and life sciences company whose businesses manufacture and sell a wide range of products in many different markets including energy, transportation, textile, construction automotive, agriculture, printing, health care, packaging and electronic markets. DuPont currently owns, through DuPont Energy, 50% of the outstanding shares of common stock of CEI, and three of DuPont's executive officers are members of the Board of Directors of each of CI and CEI. The principal offices of DuPont and DuPont Energy are located at 1007 Market Street, Wilmington, Delaware 19898.

      Rheinbraun is a diversified raw materials company active in the field of lignite mining in Germany and through its subsidiaries in the field of sale of lignite and derived products, consulting, transportation and logistics as well as international coal trading. Rheinbraun is a member of the RWE group, Essen, Germany, and a wholly owned subsidiary of RWE. Rheinbraun operates large open pit mines in the Rhineland with a combined annual capacity of over 100 million tons and has substantial participation in East German lignite mining with a combined annual capacity of approximately 50 million tons. Rheinbraun (40%) together with its wholly owned subsidiary Rheinbraun US GmbH (10%) currently owns 50% of the outstanding common stock of CEI, and three of Rheinbraun's affiliates are members of the Board of Directors of each of CI and CEI. The principal offices of Rheinbraun are located at Stuttgenweg 2, D-50935 Koln, Germany.

      RWE is an industrial conglomerate which through its subsidiaries is doing business in the utility, coal mining, oil refining and distribution, construction and engineering, as well as chemical and telecommunication markets. The principal offices of RWE are located at Opernplatz 1, D-45128 Essen, Germany.

      Certain information concerning the executive officers and directors of CEI, CI, DuPont, DuPont Energy, Rheinbraun and RWE is set forth in Annex A hereto and is incorporated herein by reference.

      During the last five years, neither CEI, CI, DuPont, DuPont Energy, Rheinbraun, RWE nor, to the knowledge of CEI, CI, DuPont, DuPont Energy, Rheinbraun and RWE, respectively, any of the individuals named in Annex A hereto, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      This statement relates to the Irrevocable Proxies and the Options as described in this Item 3 and Item 4 below, with respect to the Shares beneficially owned by the Stockholders as described in this Item 3 and Item 4 below.

      The Options entitle CI to purchase 1,741,705 Shares at any time, in whole but not in part, under the terms described in the Stockholders Agreement, and as described in Item 4 below for a purchase price of $43.50 per share (the "Purchase Price").

      Pursuant to the Irrevocable Proxies, each of the Stockholders granted to CI an irrevocable proxy to vote all of the Shares beneficially owned by such Stockholder and any voting securities subsequently issued in exchange for such Shares or in respect thereof, and to represent such Stockholder in the same manner and with the same effect as if such Stockholder were personally present, when any matter, including but not limited to any proposed merger or other transaction is submitted to the stockholders of the Company for a vote. Each of the Irrevocable Proxies will terminate on September 30, 1998.

      Each Option and each Irrevocable Proxy was granted by the stockholders as a condition and inducement to CI's willingness to enter into the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Company), the Merger Sub will merge with and into the Company with the Company as the surviving corporation, and each issued and outstanding share of Company Common Stock will be converted into the right to receive $43.50. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of CI. No monetary consideration was paid by CI or its affiliates to the Stockholders for the Options or the Irrevocable Proxies.

      If CI elects to exercise the Options, it currently anticipates that the funds necessary to pay the Purchase Price will be financed from available cash which may come from a combination of cash on hand and the proceeds from various transactions in commercial paper.

      The information in Items 4, 5, and 6 of this Schedule 13D is incorporated by reference in this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

      (a) through (j):

      As stated above, the Options and the Irrevocable Proxies were granted in connection with execution of the Merger Agreement.

      As of May 28, 1998, CI, Merger Sub, and the Company executed the Merger Agreement pursuant to which, among other things, (i) each share of Company Common Stock (other than those owned directly or indirectly by CI or by the Company, which shares shall be automatically cancelled and retired and shall cease to exist) will be converted into the right to receive $43.50 in cash, without interest, (ii) the separate existence of Merger Sub will cease, and (iii) the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with applicable law. The Articles of Incorporation, By-Laws, Directors, and officers of Merger Sub shall become the Articles of Incorporation, By-Laws, Directors, and officers of the Surviving Corporation.

      Consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of conditions, including, among other things, (i) the approval of the Merger Agreement by the shareholders of the Company, (ii) the absence of any injunction or restraint prohibiting consummation of the Merger, (iii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) the receipt of all necessary consents and approvals from all relevant government entities. As a result of the Merger, the Company Common Stock will become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company Common Stock will cease to be quoted and traded on the over the counter market.

      The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference in its entirety.

      As stated above, in connection with the execution and delivery of the Merger Agreement, on May 28, 1998, CI, Merger Sub and the Stockholders entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, each Stockholder has agreed, among other things, to irrevocably appoint certain officers of CI as such Stockholder's attorney and proxy with respect to any matter (including, but not limited to, any merger or other transaction) submitted to the stockholders of the Company for a vote. The foregoing appointment is irrevocable, will remain in effect until September 30, 1998, and is to be deemed to be coupled with an interest.

      Under the Stockholders Agreement, the Stockholders also agreed to grant CI an irrevocable option to purchase all Shares of the Company Common Stock owned by each Stockholder at a price per share payable in cash of $43.50. CI may exercise the Options to purchase the Shares, in whole but not in part, at any time until September 30, 1998. The obligation of the Stockholders to sell, transfer and deliver the Shares upon exercise of the Options is subject to several conditions, including, among other things,
(i) that any waiting period under the HSR Act applicable to the purchase of the Shares shall have expired or been terminated, and (ii) there shall be no preliminary or permanent injunction or other order preventing or restricting the issuance of the Shares. CI shall, with respect to each of the Shares so purchased, vote in favor of the Merger Agreement. In the event the Options are exercised, CI will deliver or cause to be delivered a certified or bank cashier's check payable to the order of each Stockholder in such amount as equals the Purchase Price times the number of Shares being purchased from the Stockholder and the Stockholders shall deliver to or cause to be delivered to CI a certificate or certificates, representing the number of Shares purchased accompanied by duly executed blank stock transfer powers.

      The Stockholders have further agreed pursuant to the Stockholders Agreement that, among other things, each Stockholder will not (a) initiate, solicit or knowingly encourage, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or reasonably may be expected to lead to a "competitive proposal" (as defined in the Stockholders Agreement), (b) offer, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of the Company Common Stock owned by such Stockholder, (c) grant any proxy or power of attorney with respect to the Company Common Stock, or deposit any shares of Company Common Stock into a voting trust or enter into a voting agreement with respect to such shares, or (d) take any action that would have the effect of preventing or disabling such Stockholder from performing that Stockholder's obligations under the Stockholders Agreement.

      The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference in its entirety.

      Other than as described above and as otherwise contemplated by the Merger Agreement or the Stockholders Agreement, neither CEI, CI, DuPont, DuPont Energy, Rheinbraun, RWE, nor, to the knowledge of CEI, CI, DuPont, DuPont Energy, Rheinbraun and RWE, respectively, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to, or may result in, any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

      The information in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

      (a) - (c):

      Pursuant to the Stockholders Agreement, CI may be deemed to have beneficial ownership (in accordance with rule 13d-3(a) under the Exchange
Act) of 1,741,705 shares, or 50.6%, of the Company Common Stock outstanding as of May 28, 1998. Upon acquisition of the Shares, CI would share voting and dispositive power with respect to such shares with CEI, DuPont, DuPont Energy and Rheinbraun.

      Due to the ownership and control relationships among DuPont, Energy, Rheinbraun, RWE, CEI and CI, each of DuPont, DuPont Energy, CEI, Rheinbraun and RWE may be deemed to have indirect beneficial ownership (in accordance with rule 13d-3(a) under the Exchange Act) of 1,741,705 shares, or 50.6% of the Company Common Stock outstanding as of May 28, 1998. Nothing herein shall be deemed an admission by CI, CEI, DuPont, DuPont Energy, Rheinbraun or RWE as to beneficial ownership of any shares of Company Comon Stock.

      Except as described herein, neither CI, CEI, DuPont, DuPont Energy, Rheinbraun or RWE, nor, to the actual knowledge of CI, CEI, DuPont, DuPont Energy, Rheinbraun or RWE, respectively, any of the individuals named in Annex A hereto, either beneficially owns any Company Common Stock or has effected any transaction in the Company Common Stock during the last 60 days.

      (d) Except as described herein, neither CEI, CI, DuPont, DuPont Energy, Rheinbraun, RWE, nor, to the knowledge of CEI, CI, DuPont, DuPont Energy, Rheinbraun and RWE, respectively, any of the individuals named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Company Common Stock until such time as CI exercises the Options under the Stockholders Agreement.

      The information in Item 3, 4 and 6 is incorporated by reference in this Item 5.

      (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as provided in the Merger Agreement, the Stockholders Agreement, or as set forth or incorporated by reference in Item 4 hereof, neither CEI, CI, DuPont, DuPont Energy, Rheinbraun, RWE, nor, to the knowledge of CEI, CI, DuPont, DuPont Energy, Rheinbraun and RWE, respectively, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person either with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

      The information in Item 3, 4, and 5 is incorporated by reference in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT NO.                   DESCRIPTION

            1 Agreement and Plan of Merger among CONSOL Inc., CONSOL Commonwealth Inc., and Rochester & Pittsburgh Coal Company, dated as of May 28, 1998.

            2 Stockholders Agreement, dated as of May 28, 1998, among CONSOL Inc., CONSOL Commonwealth Inc., and the Stockholders named therein.

            3 Joint Filing Agreement, dated as of June 10, 1998, among CONSOL Energy Inc., CONSOL Inc.,
                              E. I. du Pont de Nemours and Company, DuPont
                              Energy, Rheinbraun Aktiengesellschaft and RWE Aktiengesellschaft.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998


                                  CONSOL INC.


                                  By: /s/ Michael F. Nemser
                                     --------------------------------------
                                     Michael F. Nemser
                                     Senior Vice President - Administration





                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998


                                  CONSOL ENERGY INC.


                                  By: /s/ Michael F. Nemser
                                     --------------------------------------
                                     Vice President





                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998


                                  E. I. DU PONT DE NEMOURS AND COMPANY


                                  By: /s/ John Sargent
                                     -------------------------------------
                                     Name:  John Sargent
                                     Title: Vice President and Treasurer




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998


                                  DUPONT ENERGY COMPANY


                                  By: /s/ Charles L. Downing
                                     --------------------------------------
                                     Name:  Charles L. Downing
                                     Title: Vice President and Treasurer





                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 1998


                                  RHEINBRAUN AKTIENGESELLSCHAFT


                                  By: /s/ D. Henning
                                     --------------------------------------


                                  By: /s/ ppa. Schonewerk
                                     --------------------------------------




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1998


                                  RWE AKTIENGESELLSCHAFT


                                  By: /s/ Schwan
                                     --------------------------------------


                                  By: /s/ ppa. Wilde
                                     --------------------------------------





                               EXHIBIT INDEX

      EXHIBIT NO.                   DESCRIPTION

            1 Agreement and Plan of Merger among CONSOL Inc., CONSOL Commonwealth Inc., and Rochester & Pittsburgh Coal Company, dated as of May 28, 1998. *

            2 Stockholders Agreement, dated as of May 28, 1998, among CONSOL Inc., CONSOL Commonwealth Inc., and the Stockholders named therein. *

            3 Joint Filing Agreement, dated as of June 10, 1998, among CONSOL Energy Inc. CONSOL Inc.,
                          E. I. du Pont de Nemours and Company, DuPont
                          Energy Company, Rheinbraun Aktiengesellschaft and RWE Aktiengesellschaft.

    ---------
     *  Previously filed.




                                                                   ANNEX A


                        DIRECTORS AND EXECUTIVE OFFICERS OF

                                    CONSOL INC.


      Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of CONSOL Inc. ("CI"). Unless otherwise indicated, each person identified below is employed by CI. The principal address of CI and, unless otherwise indicated below, the current business address for each individual listed below is Consol Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241-1421. Each such person is a citizen of the United States, except for Dr. Dieter Henning, Dr. Peter Kausch, and Dr. Rolf Zimmermann, who are citizens of the Federal Republic of Germany.

                                              Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------
Bobby R. Brown                            Chairman of the Board

Archie W. Dunham                          Director, Executive Vice of
President                                 DuPont, President and CEO
Conoco Inc.                               Of Conoco, Inc.
Conoco Center
600 North Dairy Ashford
Houston, TX  77079

J. Brett Harvey                           Director, President & CEO

Dr. Dieter Henning                        Director; Management Board
Rheinbraun Aktiengesellschaft             Member of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Dr. Peter Kausch                          Director; Management Board
Rheinbraun Aktiengesellschaft             Member of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Robert E. McKee, III                      Director
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

John C. Sargent                           Director, Vice President and
E. I. du Pont de Nemours and Company      Treasurer of DuPont
1007 Market Street
Wilmington, Delaware 19898

Dr. Rolf Zimmermann                       Director; Management Board
Rheinbraun Aktiengesellschaft             Member of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Michael F. Nemser                         Senior Vice President

Ronald E. Smith                           Executive Vice President

Ronald J. FlorJancic                      Executive Vice President

C. Wesley McDonald                        Executive Vice President





                        DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CONSOL ENERGY INC.


      Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of CONSOL Energy Inc. ("CEI"). Unless otherwise indicated, each person identified below is employed by CEI. The principal address of CEI and, unless otherwise indicated below, the current business address for each individual listed below is Consol Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241-1421. Each such person is a citizen of the United States, except for Dr. Dieter Henning, Dr. Peter Kausch, and Dr. Rolf Zimmermann, who are citizens of the Federal Republic of Germany.

                                             Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------
Bobby R. Brown                            Chairman of the Board

Archie W. Dunham                          Director; Executive Vice President
Conoco Inc.                               of DuPont; President and CEO of
Conoco Center                             Conoco, Inc.
600 North Dairy Ashford
Houston, TX  77079

J. Brett Harvey                           Director, President & CEO

Dr. Dieter Henning                        Director; Management Board Member
Rheinbraun Aktiengesellschaft             of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Dr. Peter Kausch                          Director; Management Board Member
Rheinbraun Aktiengesellschaft             of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Robert E. McKee, III                      Director
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

John C. Sargent                           Director; Vice President and
E. I. du Pont de Nemours and Company      Treasurer of DuPont
1007 Market Street
Wilmington, Delaware 19898

Dr. Rolf Zimmermann                       Director; Management Board
Rheinbraun Aktiengesellschaft Member      of Rheinbraun
Stuttgenweg 2
D-50935 Koln 41 (Lindenthal)
Federal Republic of Germany

Michael F. Nemser                         Vice President-Treasurer

William Lyons                             Vice President-Controller

Daniel Fassio                             Secretary





                        DIRECTORS AND EXECUTIVE OFFICERS OF

                        E. I. DU PONT DE NEMOURS AND COMPANY

      Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of DuPont. Unless otherwise indicated, each person identified below is employed by DuPont. The principal address of DuPont and, unless otherwise indicated below, the current business address for each individual listed below is 1007 Market Street, Wilmington, Delaware 19898. With the exception of Percy N. Barnevik, who is a Swedish citizen, and Goro Watanabe, who is a Japanese citizen, each such person is a citizen of the United States.

                                             Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------
Percy N. Barnevik                         Director, Chairman - ABB
ABB Asea Brown Boveri Ltd.                Asea Brown Boveri Ltd.
P.O. Box 8131
CH-8050 Zurich, Switzerland

Curtis J. Crawford                        Director, President and CEO
                                          - Zilog, Inc.

Louisa C. Duemling                        Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE 19898

Archie W. Dunham                          Director; Executive Vice
Conoco Inc.                               President of DuPont;
PE 3034                                   President and CEO of Conoco Inc.
600 North Dairy Ashford
Houston, TX 77079

Edward B. du Pont                         Director

Charles O. Holliday, Jr.                  Director; President and CEO

Lois D. Juliber                           Director; Executive Vice
Colgate-Palmolive Co.                     President and Chief of
300 Park Avenue                           Operations, Developed
New York, NY 10022                        Markets, Colgate-Palmolive Co.

John A. Krol                              Chairman of the Board

William K. Reilly                         Director, President and CEO
                                          - Aqua International Partners L.P.

H. Rodney Sharp, III                      Director
PO Box 3779
Greenville, DE 19807

Charles M. Vest                           Director, President - Massachusetts
                                          Institute of Technology

Goro Watanabe                             Director; Executive Vice
                                          President and Representative
                                          Director Mitsui & Co., Ltd.

Edgar S. Woolard, Jr.                     Director

Kurt M. Landgraf                          Executive Vice President

Joseph A. Miller, Jr.                     Senior Vice President

Stacey J. Mobley                          Senior Vice President

Gary M. Pfeiffer                          Senior Vice President
                                          DuPont Finance

Howard J. Rudge                           Senior Vice President and
                                          General Counsel





                        DIRECTORS AND EXECUTIVE OFFICERS OF

                               DUPONT ENERGY COMPANY

      Set forth below is the name, current business address, and the present position of each director and executive officer of DuPont Energy Company. The principal address of DuPont Energy Company and, unless otherwise indicated below, the current business address for each individual listed below is 1007 Market Street, Wilmington, Delaware 19898. Each such person is a citizen of the United States.

                                               Present Position
Name and Address                          with DuPont Energy Company
----------------                          --------------------------
Susan M. Stalnecker                       Director - President

A. Lloyd Adams                            Director - Vice President

Charles Downing                           Director - Vice President and
                                             Treasurer





                        DIRECTORS AND EXECUTIVE OFFICERS OF
                           RHEINBRAUN AKTIENGESELLSCHAFT

      Set forth below is the name, current business address, and the present principal occupation or employment of each Executive Board member of Rheinbraun Aktiengesellschaft ("Rheinbraun"). Unless otherwise indicated, each person identified below is employed by Rheinbraun. The principal address of Rheinbraun and, unless otherwise indicated below, the current business address for each individual listed below is Stuttgenweg 2, D-50935 Koln, Federal Republic of Germany. Each such person is a citizen of the Federal Republic of Germany.

                                             Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------

EXECUTIVE BOARD MEMBERS

Berthold Bonekamp

Dietrich Bocker

Bernd Jobst Breloer

Dieter Henning                            Also Chairman and member of the
                                          Executive Board of RWE AG

Jan Zilius                                Also member of the Executive Board
                                          of RWE AG until June 30, 1998

Ulrich Weber
since July 1, 1998





                        DIRECTORS AND EXECUTIVE OFFICERS OF
                               RWE AKTIENGESELLSCHAFT

      Set forth below is the name, current business address, and the present principal occupation or employment of each Executive Board member of RWE Aktiengesellschaft ("RWE"). Unless otherwise indicated, each person identified below is employed by RWE. The principal address of RWE and, unless otherwise indicated below, the current business address for each individual listed below is Opernplatz 1, D- 45128 Essen, Federal Republic of Germany. Each such person is a citizen of the Federal Republic of Germany.

                                             Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------

EXECUTIVE BOARD MEMBERS

Dietmar Kuhnt                             Chairman of the Executive Board
                                          of RWE AG

Peter Keitel                              Also Chairman of the Executive
                                          Board of HOCHTIEF AG

Dieter Henning                            Also Chairman of the Executive
                                          Board of Rheinbraun AG

Roland Famung                             Also Chairman of the Executive
                                          Board of RWE Energie AG

Clemens Borsig

Dieter Drager                             Also Chairman of the Executive
                                          Board of RWE DEA AG

Thomas Geitner                            Also Chairman of the Executive
                                          Board of Lahmeyer AG and Chairman
                                          of the Board of Directors of
                                          o.tel.o communications
                                          Geschaftsfurungs GmbH

Richard R. Klein                          Also Chairman of the Executive
                                          Board of RWE Entsorgung AG

Rudolf Schwan

Jan Zilius                                Also Member of the Executive Board
                                          of Rheinbraun AG